Exhibit 99.1

Canadian Solar Appoints Dr. Huifeng Chang as Senior Vice President and Chief Financial Officer

Ontario, Canada, May 11, 2016 - Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced the appointment of Dr. Huifeng Chang, as Senior Vice President and Chief Financial Officer, effective May 22, 2016.  Michael G. Potter, currently Senior Vice President and Chief Financial Officer, has decided to leave the Company to pursue other interests but has agreed to serve in an advisory role to support the seamless transition of the senior finance function in the Company.

Dr. Chang, who joined Canadian Solar in early 2016 as Senior Vice President of Corporate Strategy, Business Development and Finance, brings 17 years of capital markets, corporate finance, investment and risk management experience to the Company. Before joining Canadian Solar, Dr. Chang was Co-Head of Sales and Trading at the U.S. subsidiary of China International Capital Corporation (CICC). Prior to that, he was the CEO of CSOP Asset Management Limited based in Hong Kong. From 2000 to 2008, he was Vice President and an equity proprietary trader at Citigroup Equity Proprietary Investments in New York. Before moving to Wall Street, Dr. Chang worked at Kamakura Corporation in Hawaii as a risk consultant to banks in Asia. Dr. Chang holds a Ph.D. in soil physics and an MBA from University of Hawaii, as well as an M.S. degree from Academia Sinica.

Dr. Shawn Qu, Chairman and Chief Executive Officer remarked: “We are pleased to announce that Huifeng will take on the role of CFO at Canadian Solar. Huifeng brings with him many years of valuable experience in capital markets and risk management in a global context. Meanwhile, we are indebted to Michael for his years of service in which Canadian Solar has transformed itself from a solar module manufacturing and sales company to a vertically integrated global leader in the solar industry.  Michael has made important contributions to the development of Canadian Solar in his nine years with us, both in his five years as CFO and before that as an independent director of the Company. I personally will miss his advice but I am happy that he will be available to consult with should we need it. We wish him well in his future endeavors.”

Dr. Chang commented: “I would like to thank Shawn and the Board of Directors of the Company for the confidence that they have placed in me with this appointment. I would also like to thank Michael for agreeing to provide transitional advice and support. I look forward to working with the Board and the Canadian Solar Senior Management and Finance teams to create lasting value for our shareholders.”

Mr. Michael G. Potter commented: “I am grateful for the opportunity that Shawn, the Board of Directors and the shareholders have given me in the past nine years to help build Canadian Solar into one of the most profitable and healthy solar companies in the world, and to transform one of largest module manufacturers into a global leader in project development as well. I am proud of what we have accomplished so far with even better to come.  I worked closely with Huifeng, even before he joined the Company, and am confident that he will help take the Company to new heights.  I would like to thank our global Finance and Legal teams who have worked so hard and well for me over the past five years and I wish them the best of luck.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 14 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.